[Letterhead of Graham Packaging Company Inc.]

December 21, 2010

VIA EDGAR

Re:	Graham Packaging Company Inc.

Registration Statement on Form S-1

File No.: 333-170321

Mr. Jay Ingram

Mr. Dietrich King

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. Ingram and Mr. King:

Reference is made to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated November 18, 2010 (the “comment letter”), relating to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Graham Packaging Company Inc. (“we,” “our” or the “Company”) on November 3, 2010. We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of the Amendment No. 1.

Securities and Exchange Commission

December 21, 2010

General

1. We note that you are attempting to register the offer and sale of 6,298,279 shares of common stock issuable in exchange for limited partnership units of Graham Packaging Holdings Company. It appears that you commenced this transaction privately, on or about February 10, 2010, when you and the holders of the limited partnership units executed the exchange agreement. Section 2.6 of the exchange agreement, filed as Exhibit 10.8, supports this view as it provides, in full, that “for the avoidance of doubt, the shares of Common Stock issued in exchange for Partnership Units will not be registered under the Securities Act of 1933, as amended, but will be Registrable Securities and subject to the provisions of the Registration Rights Agreement.” Please note that a transaction that is commenced as a private offering cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations. Please revise the registration statement to eliminate the offer and sale of the common shares issuable in exchange for outstanding limited partnership units.

The Company has revised the Registration Statement to eliminate the offer and sale by the Company of shares of its common stock issuable in exchange for outstanding limited partnership units of Graham Packaging Holdings Company (“Holdings”) pursuant to the Exchange Agreement dated as of February 10, 2010 (the “Exchange Agreement”) executed by the Company, Holdings, Graham Packaging Corporation (“GPC”) and GPC Holdings, L.P. (“GPCLP” and, together with GPC and its other affiliates, the “Graham Family”). Such offer and sale will continue to be done on a private basis pursuant to the Exchange Agreement.

2. We note that you are attempting to register the resale by the selling stockholders of the 6,298,279 shares of common stock issuable in exchange for limited partnership units of Graham Packaging Holdings Company. We further note that these shares are not yet outstanding. Unless the offer and sale of the common shares was completed before the resale registration statement was filed, it appears that you seek to register part of an indirect primary offering of common stock that was commenced in unregistered form. In this situation, Rule 152 would be unavailable to separate the issuance and resale as separate transactions. Refer generally to Question 134.01 of our Securities Act Sections Compliance and Disclosure Interpretations. Accordingly, please revise your registration statement to eliminate the offer and sale of these shares by the selling stockholders.

We acknowledge that shares of our common stock issuable in exchange for limited partnership units of Holdings are not yet outstanding. 6,263,121 shares of our common stock are issuable upon the exercise of an exchange right that the Graham Family holds as a result of the Exchange Agreement.

Securities and Exchange Commission

December 21, 2010

We note your reference to Question 134.01 of the Staff’s Securities Act Sections Compliance and Disclosure Interpretations (“CDIs”). While this CDI generally states that a registration statement for a secondary offering cannot be filed if the securities to be offered pursuant to the registration statement have not yet been sold to the selling security holders, it does acknowledge one exception to this general proposition (i.e., a PIPE transaction in which the selling security holders are irrevocably bound to purchase the securities). While this is one instance in which the Staff has permitted the registration of the resale of securities not yet outstanding, we believe that it is not the exclusive instance in which the registration of the resale of shares not yet outstanding is permitted by Securities and Exchange Commission rules. For example, we note that Question 139.10 of the CDIs states that, if the other conditions for the use of Form S-3 are satisfied, “the company may use Form S-3 to register, prior to the conversion, the resale of the common stock issuable upon conversion of the outstanding convertible securities.” We believe the position expressed in Question 139.10 of the CDIs, and the Staff’s practice of allowing the registration of the resale of shares issuable upon the conversion of convertible securities, support our position that we should be permitted to register the resale of the shares issuable pursuant to the Exchange Agreement. Furthermore, we note that Rule 415(a)(1) permits the registration for an offering to be made on a continuous or delayed basis of “(iii) securities which are to be issued upon the exercise of outstanding options, warrants or rights” and “(iv) securities which are to be issued upon conversion of other outstanding securities”.

Background

Donald Graham founded the Graham Packaging business, and the Graham Family owned a controlling interest in Graham Packaging Company from its inception in 1989. On February 2, 1998, the Grahams and one or more funds affiliated with The Blackstone Group L.P. (collectively, “Blackstone”) completed a recapitalization transaction (the “Blackstone Transaction”) in which Blackstone, management and other investors acquired 85% of the equity in Graham Packaging Company, which changed its name to Graham Packaging Holdings Company, and the Graham Family retained the remaining 15%. Since then, the primary asset of Holdings has been, and still is, 100% of the equity (direct and indirect) of the operating company, Graham Packaging Company, L.P.

On February 2, 1998, the parties to the Blackstone Transaction entered into a Fifth Amended and Restated Agreement of Limited Partnership of Holdings (the “5th LP Agreement”). Pursuant to the 5th LP Agreement, the Graham Family’s equity in Holdings was mostly in the form of limited partner interests, and a Blackstone entity was the managing general partner.

The 5th LP Agreement contemplated that Holdings would one day convert into a corporation and effect an initial public offering (“IPO”). The 5th LP Agreement stated that the managing general partner of Holdings (i.e., Blackstone) was authorized, in its sole discretion and without the approval of all other limited and general partners (i.e., the Grahams), to effect the “IPO Reorganization.” The 5th LP Agreement defined the “IPO

Securities and Exchange Commission

December 21, 2010

Reorganization” as a transfer of Holdings’ assets and liabilities to GPC Capital Corp. II, a Delaware corporation and a wholly-owned subsidiary of Holdings (“GPC Capital”), upon the consummation of an IPO of the shares of GPC Capital and the resulting issuance of shares of GPC Capital stock to the holders of Holdings partnership interests. In effect, the Graham Family was committed at that point to receive common shares of the public corporation in return for their partnership units.

The “IPO Reorganization” was ultimately effected through an alternative “Up-REIT Structure,” which is substantively identical to the structure, known as an “UPREIT” (the acronym for Umbrella Partnership Real Estate Investment Trust), that has been used in connection with public offerings by many REITs. UPREITs evolved because a conversion of a real estate partnership entity directly into a REIT is a taxable event for federal income tax purposes, and also because the UPREIT structure facilitates the ability to acquire additional properties, typically held by partnerships, on a tax-deferred basis.

The key to an UPREIT is that the limited partner units in the UPREIT operating partnership are entirely fungible with the REIT shares as an economic matter. All distributions are made to holders of the limited partner units and holders of the REIT shares on a pro rata basis, and the limited partner units may be converted into REIT shares by the holders of those units at their election at any time.1 The conversion feature gives the UPREIT units the same degree of liquidity as the publicly-traded REIT shares – provided that the shares can be sold immediately after the conversion. And that, in turn, is critical as a tax matter, because the conversion is a taxable event for the holder of the UPREIT units, and a prompt sale of the shares after the conversion is the only way the holder of the UPREIT units can be sure that the taxable gain recognized on the conversion will, in fact, be matched by cash received on sale of the shares.

This commonly-used UPREIT structure is exactly how the Company’s IPO was structured. Pursuant to this structure, the Graham Family’s equity in Holdings did not convert into shares of common stock of GPC Capital upon the IPO. Instead, the Graham Family retained their equity in Holdings and the Company granted an exchange right that could be exercised at any time to exchange all or any part of that equity into shares of the common stock of the Company, which was the entity that went public instead of GPC

[1]

For technical tax reasons, the conversion feature that is part of the UPREIT limited partner interests is usually structured as a two-step mechanism. As part of the terms of the UPREIT limited partner units themselves, the limited partner has the right to elect to be redeemed by the partnership at any time for an amount equal to the then trading price of the REIT shares, and the REIT, as general partner, is given the option to elect instead, in such a case, to issue REIT shares to the limited partner in exchange for the limited partner units – which is almost invariably the choice that the REIT takes. In the case of Holdings, the conversion feature is a direct exchange right, under which the holders of the limited partner units have the right to elect to exchange them directly for shares in the public company.

Securities and Exchange Commission

December 21, 2010

Capital. The Graham Family is expected to exchange their equity in Holdings only at such times as they intend to sell such equity. Under the UPREIT structure, the Graham Family will only recognize gains on their equity in Holdings at such times as the equity is exchanged for shares of the Company.

In implementing the UPREIT structure, all of the Graham Family’s equity in Holdings was homogenized into a single class of limited partnership units (“LP Units”) pursuant to a Sixth Amended and Restated Agreement of Limited Partnership of Holdings dated February 4, 2010. All distributions by Holdings are required to be made on a pro rata basis, so that holders of LP Units will always receive exactly the same dividend distributions as holders of GRM shares and will always have the same rights to receive proceeds or other consideration in the event of a sale, merger or liquidation of the company. The Exchange Agreement was also executed at this time, pursuant to which the Company granted to the Graham Family a right to exchange LP Units for Registrant common stock. The conversion rate set forth in the Exchange Agreement is one LP Unit for one share of the Company’s common stock, subject to continual adjustments for stock splits, reverse splits, distributions, reclassifications, recapitalizations, etc., such that LP Units are perfectly fungible with shares of the Company’s common stock at all times.

The Grahams have owned their LP Units since before 1998, and they have made no new investment decision with respect to those units since 1998. The fact that, as a result of the February 2010 Exchange Agreement, the LP Units became exchangeable on a directly proportional basis for shares of the Registrant’s common stock is economically consistent with what the parties had agreed to in 1998.

UPREIT Resale Precedents

A number of public UPREITs have filed registration statements registering the resale of shares to be issued in redemption of operating limited partnership units. For example, see:

•

General Growth Properties, Inc., Form S-3 filed May 20, 2004 (333-115693) – “This prospectus relates to the offer and sale from time to time of up to 71,306 shares of our 8.5% Cumulative Convertible Preferred Stock, Series C, and up to 4,278,360 shares of our common stock by the stockholders listed below under ‘Selling Stockholders.’ The selling stockholders own preferred units of limited partnership interest in GGP Limited Partnership, our operating partnership, which may be converted into common units of limited partnership interest in our operating partnership. We may issue the shares of Series C Preferred Stock offered hereby to the selling stockholders upon redemption of the preferred units of limited partnership interest owned by them, and we may issue the shares of common stock offered hereby to the selling stockholders upon conversion of the Series C Preferred Stock or upon redemption of the common units of limited partnership interest into which the selling stockholders may have converted their preferred units, or in any combination of the foregoing.”

Securities and Exchange Commission

December 21, 2010

•

CapLease, Inc., Form S-3 filed June 19, 2008 (333-151775) – “This prospectus relates to the sale of 263,157 shares of common stock which may be offered from time to time by the holder of units of limited partnership interest in our operating partnership, Caplease, LP. We may issue the 263,157 shares of common stock covered by this prospectus to such holder to the extent that it tenders its operating partnership units for redemption in exchange for shares of our common stock in accordance with Caplease, LP’s partnership agreement.”

•

Hersha Hospitality Trust, Form S-3 filed January 9, 2009 (333-156661) – “This prospectus relates to the sale of 2,497,228 common shares of beneficial interest which may be offered from time to time by the holders of units of limited partnership interest in our operating partnership, Hersha Hospitality Limited Partnership, which have been redeemed in exchange for such common shares. We may issue the 2,497,228 common shares covered by this prospectus to holders of units of limited partnership interest to the extent that they tender their operating partnership units for redemption in accordance with the partnership agreement of our operating partnership, and we elect to issue common shares upon such redemption.”

•

Lexington Realty Trust, Form S-3ASR filed January 18, 2007 (333-140073) – “Resale of Common Shares by Selling Stockholders. Up to 26,836,836 of our common shares issuable upon redemption of MLP Units to certain holders that may be deemed our affiliates and that are named in this prospectus under ‘Selling Stockholders’ . . .”

•

Highwoods Properties, Inc., Form S-3ASR filed March 14, 2008 (333-149736) – “This prospectus relates to up to 3,975,390 shares of common stock of Highwoods Properties, Inc. that the selling stockholders named in this prospectus may offer for sale from time to time. The selling stockholders named in this prospectus may acquire these shares by exercising warrants to purchase shares of our common stock or by redeeming units of limited partnership in Highwoods Realty Limited Partnership, which is the operating partnership through which we conduct substantially all of our business, for shares of our common stock. All of the units of limited partnership and warrants were issued in transactions that were consummated more than five years ago.”

We believe that the issuance of common stock by these UPREITs in exchange for limited operating units is equivalent to the issuance by the Company of its common stock in exchange for LP Units. In each of these cases, the shares of common stock were issuable on a one-for-one basis in exchange for limited partnership units. The selling stockholders in these registration statements had the ability to decide whether and when to redeem or exchange limited partnership units for common stock, just as the Graham Family has the ability to decide whether and when to exchange the LP Units for shares of the Company’s common stock. Furthermore, it appears that many of the selling stockholders in the above-referenced registration statements held their respective limited partnerships for a considerably shorter period of time than the Graham Family has held the LP Units.

Conclusion

Securities and Exchange Commission

December 21, 2010

As evidenced by the facts set forth above, we believe that any investment decision on the part of the Graham Family to acquire shares in the Company was effectively made at the time of the Blackstone Transaction in 1998 or, at the latest, upon the execution of the Exchange Agreement in February 2010. Each LP Unit is the economic equivalent of one share of the Company’s common stock. The registration of the resale of common stock to be issued by a corporation organized as an UPREIT structure in exchange for operating limited partnership units has been permitted by the Securities and Exchange Commission on numerous occasions. Based on the foregoing, we believe that it is appropriate for the Staff to permit the registration of the resale of the Company’s common stock that is issuable in exchange for the LP Units.

Principal and Selling Stockholders, page 36.

3. Please clarify for us why the percentage of common stock beneficially owned by Blackstone after giving effect to the resale transactions covered by the registration statement will decrease from 64.1% to 58.2%. In this regard, we note that you have not disclosed any change in the number of shares beneficially owned by Blackstone.

Blackstone is not selling any shares of the Company’s common stock under the Registration Statement, so the aggregate number of shares of the Company’s common stock beneficially owned by Blackstone after giving effect to the offering would remain the same. However, the aggregate number of shares of the Company’s common stock outstanding after giving effect to the offering would increase due to the issuance and sale by the Company of 6,298,288 shares of the Company’s common stock in exchange for an equal number of limited partnership units of Holdings to be effected prior to the resale by the selling stockholders of 6,507,559 shares of the Company’s common stock. As a result, the percentage of common stock beneficially owned by Blackstone would decrease after giving effect to the offering. The Company has added a footnote to the table on p. 45 of the Amendment No. 1 to clarify that.

4. Please identify by name the natural person or persons who exercise voting or investment control or both with respect to the shares held by Prevot Limited Partnership, LLP. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations for Regulation S-K.

Please note that the Staff’s comment is no longer applicable, since Prevot Limited Partnership, LLP was removed from the table on p. 45 of the Amendment No. 1. Prevot Limited Partnership, LLP neither owns beneficially more than 5% of the Company’s common stock nor is a selling stockholder.

5. With regard to Blackstone and Prevot Limited Partnership, LLP, please tell us whether any of these selling stockholders are broker-dealers or affiliates of a broker-dealer.

Securities and Exchange Commission

December 21, 2010

•	For each of these selling stockholders that are broker-dealers, the prospectus should state that the selling stockholder is an underwriter.

•

For each of these selling stockholders that is an affiliate of a broker-dealer, the prospectus should state that (a) the selling stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter.

Notwithstanding the foregoing, you need not identify as underwriters any broker-dealers and their affiliates who received their securities as compensation for underwriting activities.

Please note that the Staff’s comment is not applicable, since Blackstone and Prevot Limited Partnership, LLP are not selling stockholders.

6. Please disclose any material relationship that Prevot Limited Partnership, LLP has had within the past three years with you or any of your predecessors or affiliates. Please refer to Item 507 of Regulation S-K.

Please note that the Staff’s comment is no longer applicable, since Prevot Limited Partnership, LLP was removed from the table on p. 45 of the Amendment No. 1.

Plan of Distribution, page 64.

7. Please disclose that the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with any sales covered by the registration statement.

The Company has added disclosure on page 72 of the Amendment No. 1 to address the Staff’s comment.

* * * * * * *

Please note that we have included certain changes to the Amendment No. 1 other than those in response to the Staff’s comments.

Please call Richard Fenyes (212-455-2812) of Simpson Thacher & Bartlett LLP if you wish to discuss our responses to the comment letter.

Securities and Exchange Commission

December 21, 2010

Very truly yours,

/s/ David W. Bullock
David W. Bullock
Chief Financial Officer